VEON

VEON is the sole and rightful owner of Kyivstar

Company responds to speculation about Kyivstar

Amsterdam, 12 October 2023 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, issues the following clarification regarding the developments in Ukraine, in response to recent press reports and in order to address the questions raised by VEON's international debt and equity investors.

On 6 October 2023, the Security Services of Ukraine (SSU) announced that the Ukrainian courts are seizing all "corporate rights" of Mikhail Fridman, Peter Aven and Andrei Kosogov in 20 Ukrainian companies that these individuals beneficially own, while criminal proceedings, unrelated to Kyivstar or VEON, are in progress. This announcement was incorrectly characterized by some Ukrainian media as a "seizure" or "freezing" of "Kyivstar's assets". On 9 October 2023, Ukrainian media further reported, with a headline which incorrectly targets Kyivstar, that the Ministry of Justice of Ukraine is separately finalizing a lawsuit in the Ukraine High Anti-Corruption Court to confiscate any Ukrainian assets of M. Fridman.

At present, neither VEON nor Kyivstar have received any official communication from the Ukrainian authorities or courts regarding these matters. The only information that VEON has at the moment is from its share registrar in Ukraine, which confirms that any ownership changes to Kyivstar are currently not permitted.

While VEON does not comment on unconfirmed reports in principle, the escalation of the rhetoric and the questions that VEON received from its debt and equity investors necessitate that the Company clarifies the following facts.

First and foremost, VEON is and remains Kyivstar's sole and rightful owner. None of the individuals mentioned in the SSU announcement referenced above own any shares in VEON or Kyivstar.

VEON

As previously stated, VEON is an Amsterdam-headquartered, Nasdaq- and Euronext Amsterdam-listed company with an international debt and equity investor base that includes US, EU and UK individuals and institutions. VEON has no controlling or majority shareholder. The individuals mentioned in the SSU announcement cannot exercise any rights regarding VEON or Kyivstar, are not a part of either company's governance mechanisms, including boards, nor do they have the ability to control or influence decisions made by VEON or Kyivstar. They do not derive benefits from VEON or any of its operating companies. Any actions aimed at the rights, benefits or funds of the aforementioned individuals cannot legitimately be directed toward Kyivstar or VEON.

VEON notes and welcomes the subsequent clarification by the SSU[1] noting that "The seizure of corporate rights of Ukrainian companies does not affect the protection of the interests of foreign investors and owners of shares of corporate rights, does not hinder their economic activity and the possibility of receiving dividends." Underlining the duties to employees, customers and investors, VEON and Kyivstar intend to use all available avenues to protect the rights of VEON and Kyivstar.

VEON deeply values its investors' support for its strategic choices, including its exit from Russia – one of the most significant corporate exits given VEON's public listing and the relative size of the asset – and appreciates the support it has received from US, UK and EU regulators over the course of the past 19 months as a Nasdaq- and Euronext Amsterdam-listed company.

Kyivstar, with the full support of its parent company VEON, continues to serve its 25 million customers and keeps not only its own customers, but also the broader country connected through extremely challenging conditions, with 94% network availability and full operational integrity in line with the national security priorities of Ukraine. VEON and Kyivstar are fully committed to continue serving Ukraine, as demonstrated by the USD 600 million investment pledge for the recovery and reconstruction of the country.

[1] Translated from https://ssu.gov.ua/novyny/zavdiaky-sbu-v-ukraini-areshtovano-vsi-aktyvy-trokh-oliharkhiv-putina-na-ponad-17-mlrd-hrn issued on 6 October 2023, in Ukrainian language.

About VEON

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext.

For more information visit: https://www.veon.com.

Disclaimer

This release contains "forward-looking statements," as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON's governance, ownership and investment plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

Contact Information

VEON
Hande Asik
Group Director of Communication
pr@veon.com

TUVA Partners
Julian Tanner
julian.tanner@tuvapartners.com